

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via E-mail
Mr. Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
New York, NY 10036

Re: Chimera Investment Corporation
Form 10-K
Filed March 2, 2015
File No. 00133796

Dear Mr. Colligan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 74

1. We note that your disclosure on page 76 provides the weighted average haircut on your repurchase agreements collateralized by your Agency RMBS separately from your non-Agency RMBS. Please disclose the weighted average haircut on your repurchase agreements collateralized by both your Agency and non-Agency RMBS as of the end of each period presented and discuss any known trends or material changes from the prior year.

Note 3. Residential Mortgage-Backed Securities, page F-17

2. We note that you define Alt-A mortgage securities on page F-23 as non-Agency RMBS where (i) the underlying collateral has weighted average FICO scores between 680 and

720 or (ii) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans. This appears to be a more narrow definition than the one used prior to September 30, 2014. Please explain to us the reasons why management changed the internal definition used to classify Alt-A loans, and disclose in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief